SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934

PRESIDENTIAL REALTY CORPORATION
(Name of Issuer)

Class A Common Stock, $.10 par value
(Title of Class of Securities)

74100410
(CUSIP Number)

NICKOLAS W. JEKOGIAN, JR., TRUSTEE OF THE BBJ IRREVOCABLE FAMILY TRUST 312 Lewis Rd. Broomall, PA 19008 (917) 721-9057
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

November 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74100410

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nickolas W. Jekogian, Jr., Trustee of the BBJ Irrevocable Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 177,013
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 177,013
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 177,013
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14.	TYPE OF REPORTING PERSON* IN

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Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $.10 par value (the "Class A Common Stock"), of Presidential Realty Corporation, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 180 South Broadway, White Plains, New York 10605.

Item 2.	Identity and Background.

This statement is filed by Nickolas W. Jekogian, Jr. (the "Reporting Person"), trustee BBJ Family Irrevocable Trust (the “Trust”). The Reporting Person has the exclusive right and power to act for and on behalf of the Trust, which is the owner of record of the Class A Common Stock. The business address of the Reporting Person is 312 Lewis Rd. Broomall, PA 19008.  The Reporting Person is a citizen of the United States, the Trust was formed in New York.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of Class A Common Stock was $177,013. The shares of Class A Common Stock were acquired with the Trust’s funds.

Item 4.	Purpose of Transaction.

All of the securities of the Company acquired by the Trust were acquired from an existing stockholder of the Company.  As a result of acquisition the Reporting Person has become the beneficial owner of 40% of the Company shares of Class A Common Stock. The holders of Class A Common Stock have the power to elect two thirds of the directors of the Company. As the beneficial owner of 40% of the Class A Common Stock the Reporting Person has become the owner of the largest number of shares of Class A Common Stock, such that the transaction may be considered a change in control of the Company. In connection with the purchase of the Class A Common Stock described herein Nickolas W. Jekogian, III (“Jekogian”), who is the Reporting Person’s son, Alexander Ludwig and Jeffrey S. Rogers were elected as directors, and certain existing directors have resigned.  Jekogian and Alexander Ludwig were also elected as officers. The purpose of the acquisition of the shares of Class A Common Stock and the change of the Company’s directors and officers is to provide the Company with new management whose focus is to grow the Company as a real estate investment trust.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) According to the Company’s Quarterly Report on form 10-Q for the quarter ended June 30, 2011, there were 442,533 shares Class A Common Stock issued and outstanding and 36,407 shares of Class A Common Stock held in treasury. The Reporting Person is the beneficial owner of 177,013 shares of Class A Common Stock of the Company which comprises 40% of the issued and outstanding Class A Common Stock (not including the treasury shares).

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The Reporting Person has sole power to vote or direct the vote of all of the shares of Class A Common Stock described herein.

(c) During the past 60 days the Reporting Person has not effected any transaction in securities of the company.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Class A Common Stock owned by the Reporting Person.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the transaction pursuant to which the shares of Class A Common Stock were acquired provide that the Trust will vote its shares of Class A Common Stock for Mr. Robert Feder and/or Mr. Richard Brandt, current independent directors of the Company, as directors of the Company (subject to their desire to remain as directors); provided that each of them continues to qualify as an independent director under applicable rules, including the rules of any exchange on which either the Class A Common Stock or the shares of Class B Common Stock, par value $.10 per share of the Company (the “Class B Common Stock”) may then be listed and until the occurrence of a Capital Event.  “Capital Event” means the receipt by the Company of at least $20,000,000 in cash or property from a capital raising activity including the following:  (a) the sale for cash of shares of the Class A Common Stock or Class B Common Stock or securities convertible into shares of the Class A Common Stock or Class B Common Stock; (b) the exchange of shares of Class A Common Stock or Class B Common Stock for real estate assets consistent with the Company’s status as a REIT; (c) the sale of unsecured subordinated debt instruments of the Company, the proceeds of which may be used to acquire real estate assets which are consistent with the Company’s status as a REIT.

The Trust was formed in September 2009 by Jekogian for the benefit of family members including Jekogian's parents, grandparents, wife, sister, children, nieces and nephews. The Reporting Person is Jekogian’s father and Jekogian remains the protector of the Trust. There is no agreement between the Reporting Person and Jekogian as to how the shares of Class A Common Stock acquired by the Trust will be voted or otherwise dealt with. As noted in Item 4, Jekogian has been elected as a director and officer of the Company.

Except as described above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

99.1	Class A Stock Purchase Agreement, dated November 8, 2011, between PDL Partnership and BBJ Family Irrevocable Trust

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:        November 8, 2011

/s/ Nickolas W. Jekogian, Jr. Nickolas W. Jekogian, Jr., Trustee of the BBJ Family Irrevocable Trust

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